UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2011

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8° andar

22430-190 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TELE NORTE LESTE PARTICIPAÇÕES S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 02.558.134/0001-58

BOARD OF TRADE (NIRE) No. 33.3.0026253-9

PUBLICLY-HELD COMPANY

EXTRACT OF ITEM 10 OF THE MINUTES OF THE MEETING OF THE BOARD OF

DIRECTORS HELD ON SEPTEMBER 29, 2011

In my role as secretary of the meeting of the Board of Directors, I CERTIFY that item 10 of the Agenda of the Minutes of the Meeting of the Board of Directors of Tele Norte Leste Participações S.A. held on September 29, 2011, at 2:00 p.m., at Praia de Botafogo, No. 300, 11th floor, room 1101, Botafogo, in the City of Rio de Janeiro, State of Rio de Janeiro, reads as follows:

“Finally, as to item (10) of the Agenda, in accordance with article 150 of Law No. 6,404/76, the Directors resolved to replace Ricardo Antonio Mello Castanheira, an alternate member of the Board of Directors of the Company, with Carlos Fernando Horta Bretas, single, Brazilian, civil engineer, registered in the individual taxpayers’ registry (CPF) under No. 463.006.866-04 and the Regional Council of Engineering, Architecture and Agronomy (CREA) under No. 40.277/D, living at Rua Flórida 289/apt. 801, Sio, CEP 3031-710, in the City of Belo Horizonte, State of Minas Gerais, for the completion of the ongoing term, in other words, until the Ordinary General Shareholders’ Meeting of 2013. The Director-elect declares that he is not involved in any of the crimes provided for by law that would prevent him from exercising the duties for which he was nominated and issued the statement required by paragraph 4 of article 147 of Law No. 6,404/76.”

All of the members of the Board of Directors were present and affixed their signatures: (/s/) José Mauro Mettrau Carneiro da Cunha; Fernando Magalhães Portella; Cristiano Yazbek Pereira (alternate); Armando G. Nunes Guerra Jr.; Alexandre Jereissati Legey; Fábio de Oliveira Moser; Cláudio Figueiredo Coelho Leal; Demósthenes Marques; Carlos Fernando Costa; Renato Torres de Faria; Carlos Fernando Horta Bretas (alternate); and Rafael Cardoso Cordeiro (alternate). Rio de Janeiro, September 29, 2011.

José Augusto da Gama Figueira

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 11, 2011

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/s/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig
Title: Chief Financial Officer